SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-8598

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belo Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Belo Corp.

P.O. Box 655237
Dallas, Texas 75265-5237

Financial Statements and Supplemental Schedule
Belo Savings Plan
As of December 31, 2004 and 2003, and for the Year ended December 31, 2004

Belo Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003,
and for the Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Belo Corp.

We have audited the accompanying statements of net assets available for benefits of the Belo Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

Dallas, Texas
May 13, 2005

Belo Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Plan’s interest in Belo Corp. Defined Contribution Trust	$430,339,542	$375,763,275
Participant loans	15,381,228	13,833,625

Receivables:
Employee contributions	250,674	4,345
Employer contributions	159,613	1,956

	410,287	6,301

Total assets	446,131,057	389,603,201

Liabilities
Excess employee contributions refundable	109,457	—
Excess employer contributions refundable	2,486	—

Total liabilities	111,943	—

Net assets available for benefits	$446,019,114	$389,603,201

See accompanying notes.

Belo Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Plan’s interest in net investment income from Belo Corp. Defined Contribution Trust	$19,333,418
Interest income on participant loans	683,066

Contributions:
Employee	24,729,215
Employer – cash	5,743,709
Employer – noncash	8,718,360
Rollover	1,365,247

40,556,531

Transfers from Journal-Guild 401(k) Plan	23,674,562

Total additions	84,247,577

Deductions
Distributions	27,669,813
Administrative expenses	161,851

Total deductions	27,831,664

Net increase	56,415,913

Net assets available for benefits at beginning of year	389,603,201

Net assets available for benefits at end of year	$446,019,114

See accompanying notes.

Belo Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Belo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan which was established effective October 1, 1989. The Plan covers substantially all employees of Belo Corp. and its subsidiaries (collectively, the Employer or Company), as defined in the Plan document, who have attained age 21. Certain collective bargaining agreements and personal service contracts may exclude some employees’ participation in the Plan. Refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 31, 2004, the Journal-Guild 401(k) Plan (Guild Plan) was frozen to new participants and all Guild Plan contributions ceased. Effective August 1, 2004, each former participant of the Guild Plan became a participant in the Plan and any contributions subsequent to August 1, 2004, were remitted to the Plan. Additionally, each participant of the Guild Plan was given an election to make by July 2, 2004, whether to leave his or her account balance in the Guild Plan or transfer such account balance to the Plan. For the year ended December 31, 2004, Guild Plan’s participants transferred $23,674,562 in participant account balances to the Plan.

Individuals who are employees of the Providence Journal Company (Guild Employee) on July 31, 2004, are eligible to participate as of the first payroll period beginning on August 1, 2004, even if they have not reached age 21 or were not eligible to participate in the Guild Plan. Guild Employees hired after July 31, 2004, are eligible to participate in the Plan upon attainment of age 21.

Contributions

Participants may elect to contribute a portion of their pretax compensation as provided by the Plan and Internal Revenue Service (IRS) regulations. Such contributions are withheld by the Employer from each participant’s compensation and deposited in the appropriate investment fund as directed by the participant. Participants direct the allocation of their contributions to any of the Plan’s 19 investment funds, including a self-directed

Belo Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

brokerage fund. Participant contributions are allocated to the participants’ Deferral Contribution Accounts, as defined in the Plan document. The maximum pretax contribution an employee can make is 100% of his or her annual eligible compensation (less required withholdings and deductions) up to statutory limits. Additionally, participants who have attained age 50 are eligible to make catch-up deferral contributions, subject to the statutory limits.

For participants hired before July 1, 2000, other than Guild Employees, and Guild Employees, hired before August 1, 2004, who elected to continue to accrue benefits under The G.B. Dealey Retirement Pension Plan (the Pension Plan), the Employer makes a matching contribution of 55% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. For participants hired before July 1, 2000, other than Guild Employees, and Guild Employees hired before August 1, 2004, who elected to discontinue the accrual of benefits under the Pension Plan, those participants other than Guild Employees hired after June 30, 2000, or those Guild Employees hired after July 31, 2004, the Employer makes a matching contribution of 75% of participant contributions, to the extent that participant contributions do not exceed 6% of eligible compensation. Such matching contributions are allocated to the participants’ Matching Contribution Accounts, as defined in the Plan document.

The Employer’s matching contributions may be made in cash and/or in shares of Belo Corp. Series A Common Stock only, subject to the right of the participant or beneficiary to redirect the investment of Employer matching contributions made in Belo Corp. Series A Common Stock into any other investment fund established under the Plan. Also, all participants with Belo Corp. Series B Common Stock allocated to their accounts have the right at any time to convert shares of Belo Corp. Series B Common Stock into shares of Belo Corp. Series A Common Stock. The Belo Corp. Series A Common Stock may then be redirected by the participant into any other investment fund established under the Plan.

The Employer may make a discretionary matching contribution for any Plan year, in addition to the matching contributions described above. There was no discretionary matching contribution made during 2004.

The Employer will also contribute as a profit sharing contribution for each payroll period an amount equal to 2% of eligible compensation to each participant who is eligible to receive the 75% matching contribution. The Employer may make an additional

Belo Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

discretionary profit sharing contribution to the Plan for any payroll period or for any Plan year in such amount as is determined by the Employer and is approved by the Compensation Committee of the Board of Directors of the Employer for certain Belo Participating Employers, as defined in the Plan document. There was no additional discretionary profit sharing contribution made during 2004. The profit sharing contributions are allocated to the participants’ Profit Sharing Accounts, as defined in the Plan document. Total profit sharing contributions made during 2004 approximated $4.1 million.

Full-time participants and regularly scheduled Guild Employees hired after July 31, 2004, will not be eligible for any Employer matching contributions or profit sharing contributions (Employer Contributions) until they have attained the age of 21 and have completed one year of service. Part-time participants and irregularly scheduled Guild Employees hired after July 31, 2004, must also have worked a minimum of 1,000 hours in 12 consecutive months. Guild Employees who are regularly scheduled on July 31, 2004, and hired on or before February 1, 2004, are eligible for Employer Contributions as of the first payroll period beginning on August 1, 2004. Guild Employees who are regularly scheduled on July 31, 2004, but hired after February 1, 2004, are eligible for Employer Contributions upon completion of six months of service.

Vesting

Except as provided in the Plan document, each participant who was an employee on June 30, 2000, other than a Guild Employee, and each participant who was a Guild Employee on July 31, 2004, is 100% vested in his or her accounts, which will be nonforfeitable at all times. Each participant who became an employee after June 30, 2000, other than a Guild Employee, and each participant who became a Guild Employee after July 31, 2004, is 100% vested in his or her Deferral Contribution Account and Rollover Account, as defined in the Plan document, which will be nonforfeitable at all times. Such participant will be 100% vested in his or her Matching Contribution Account and Profit Sharing Account, as defined in the Plan document, after three years of service, attainment of age 55, or death, at which time these accounts will be nonforfeitable. Participants with less than three years of service will have no vesting in the Matching Contribution and Profit Sharing Accounts, as defined in the Plan document.

Belo Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions

As provided under the Plan document and as allowed under the Internal Revenue Code (the Code), distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the IRS regulations.

Loans

Participants are able to borrow against their vested account balances. The minimum amount of any loan is $1,000 and the maximum amount of any loan is the lesser of 50% of the participant’s account or $50,000, reduced by the excess of the highest outstanding loan balance for the previous 12-month period over the outstanding balance of all loans on the date on which a loan is made. Loan terms range up to a period of five years. Interest charged on loans is intended to be commercially reasonable and is based on a banking quarterly prime rate. All payments with respect to the loan (principal and interest) will be invested in proportion to the participant’s current investment selection.

Administration

The Plan is administered by the Benefits Administrative Committee, which consists of a Chairman appointed by the Employer. The Chairman appoints additional committee members.

Plan Termination

Although the Plan has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Belo Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Company maintains the Plan’s assets and the assets of the Guild Plan in the Belo Corp. Defined Contribution Trust (Master Trust), with Fidelity Management Trust Company (Fidelity) and Wells Fargo Bank, N.A. (Wells Fargo) (collectively, the Trustees). The Plan and the Guild Plan have an undivided interest in the Master Trust. The Plan does not invest in the common/collective trust assets that are part of the Master Trust.

Investments included in the Master Trust are valued at fair value. Registered investment company shares are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. Investments in the Belo Corp. Series A and Series B Common Stock and other common stocks are valued at the quoted market prices. Participant loans receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Belo Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Related Party Transactions

Certain Plan’s investments in the registered investment companies and common/ collective trusts are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Expenses

All expenses incident to the administration of the Plan are charged to the participants’ accounts unless the Employer elects to pay for such expenses. The Employer has elected to pay substantially all expenses in 2004.

3. Interest in Master Trust

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 98.3% and 92.7%, respectively. Net investment income and administrative expenses relating to the Master Trust are allocated to the Plan based upon average monthly balances of the Plan.

Investments held in the Master Trust as of December 31, 2004, are as follows:

Belo Series A Common Stock	$71,808,731
Belo Series B Common Stock	14,518,390
Registered investment companies	301,114,681
Interest-bearing cash	47,114,474
Common/collective trusts	2,162,636
Other common stocks	712,696
Due from broker	173,082

Total	$437,604,690

Investments held in the Master Trust as of December 31, 2003, are as follows:

Belo Series A Common Stock	$75,182,904
Belo Series B Common Stock	17,138,169
Registered investment companies	261,708,600
Interest-bearing cash	44,500,791
Common/collective trusts	6,094,159
Other common stocks	583,477
Due from broker	38,504

Total	$405,246,604

Belo Savings Plan

Notes to Financial Statements (continued)

3. Interest in Master Trust (continued)

Net investment income in the Master Trust for the year ended December 31, 2004, is as follows:

Net appreciation (depreciation) in fair value of investments:
Belo Series A Common Stock	$(5,592,804)
Belo Series B Common Stock	(1,535,099)
Registered investment companies	17,689,957
Other common stocks	25,036
Interest and dividend income	9,187,843

Net investment income	$19,774,933

4. Income Tax Status

The Plan has received a determination letter from the IRS dated August 12, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Belo Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-0135890
Plan #: 002

December 31, 2004

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par, or Maturity Value	Cost	Value

*	Participants	Loans with interest rates ranging from 4% to 10%
			$—	$15,381,228

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

BELO SAVINGS PLAN

/s/ Brenda C. Maddox
Date: June 27, 2005	Brenda C. Maddox Vice President/Treasurer and Tax

EXHIBIT INDEX

Exhibit		Page
Number	Seq. Description	No.

23	Consent of Independent Registered Public Accounting Firm	14